Filed Pursuant to Rule 433
Registration Statement No. 333-137902
May 16, 2007
Deutsche Bank
Deutsche Bank Contingent Capital Trust II
Final Terms and Conditions as of May 16, 2007

Issuer:	Deutsche Bank Contingent Capital Trust II

Securities:	Trust Preferred Securities

Guarantor:	Full and unconditional guarantees of Deutsche Bank AG on a subordinated basis as set forth in the preliminary prospectus supplement dated May 16, 2007

Size:	$800,000,000 (32 million trust preferred securities)

Overallotment Option:	N/A

Expected Ratings:	Aa3/A/A+ (Moody’s/S&P/Fitch)(1)

Maturity Date:	Perpetual

Capital Payments:	6.55% per annum on the liquidation preference amount of $25 per trust preferred security

Type of Distributions:	Cumulative unless and until Deutsche Bank elects to qualify the Trust Preferred Securities as Tier I regulatory capital, and noncumulative thereafter

1st Coupon:	August 23, 2007

Distribution Frequency:	Quarterly on the 23rd of February, May, August and November

Optional Redemption:	At issuer’s option, on any distribution date on or after May 23, 2017 in connection with redemption of underlying Class B preferred securities at $25 per trust preferred security or at any time in the event of a tax or regulatory event

Liquidation Preference Amount / Par:	$25 per trust preferred security

Trade Date:	May 16, 2007

Settle:	May 23, 2007 (T + 5)

Format:	SEC Registered

Clearing/Settlement:	DTC, including participants in Euroclear and Clearstream

Initial Public Offering Price:	$25 per trust preferred security

Gross Spread:	1%

Lead:	Deutsche Bank Securities Inc.

Co-Managers:	Utendahl Capital Partners, L.P. and CastleOak Securities, L.P.

Expected Listing:	New York Stock Exchange

CUSIP/ISIN:	25153X208 / US25153X2080

(1)	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the trust preferred securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank toll free at 1-866-217-9821.